Exhibit 77(q)(1)(e)(19)

                                   SCHEDULE B
                       COMPENSATION FOR SERVICES TO SERIES

      For the services provided by Fidelity Management & Research Company ("Portfolio Manager") to the following Series of ING Investors Trust (formerly The GCG Trust), pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

Series                                                         Fees
------                                                         ----
ING FMR(SM) Diversified Mid Cap Portfolio                      0.50% on first $250 million in assets;
                                                               0.40% on next $500 million in assets; and
                                                               0.35% on amount in excess of $750 million